

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2015

Via e-mail
Kim Thompson
Chief Executive Officer
Kraig Biocraft Laboratories, Inc.
120 N. Washington Square, Suite 805
Lansing, Michigan 48933

> **Re:** **Kraig Biocraft Laboratories, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 3, 2015**
> **File No. 333-199820**

Dear Mr. Thompson:

We have reviewed your registration statement and have the following comments.

Risk Factors, page 4

Risks Related to Our Company, page 4

We may be unable to maintain an effective system of internal control and accurately report our … page 4

1. We note that you have deleted disclosure regarding the material weakness in your internal controls that you reported in your Form 10-K for the year ended December 31, 2013. Please revise to include the deleted information and address whether the material weaknesses that you reported in that Form 10-K have been addressed or are ongoing.

2. Please reconcile your statement that you have no "full-time employees with the requisite expertise in the key functional areas of finance and accounting," in the second bullet point on page 5, with your reference in the first bullet point on page 5 to your "accounting department."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Results of Operations for the Years ended December 31, 2014 and 2013, page 29

3. Your MD&A simply states quantitative information found in the financial statements without providing insight into management's understanding of the drivers of change in the

line items that you discuss. Please refer to comment 4 of our letter dated November 20, 2014, comment 2 of our letter dated February 10, 2015 and SEC Interpretive Release 33-8350, and please revise.

Certain Relationships and Related Transactions, page 35

4. We note that you deleted disclosure regarding a lease that was extended through the last fiscal year, and which you appear to still be a party to. Please advise why you deleted this disclosure.

Exhibit 23.1

5. Please revise to file current consents from your accountants for all periods of audited financial information presented, rather than only for the year ended December 31, 2014.

You may contact Lisa Etheredge at (202)551-3424 or John Cash at (202)551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or Craig Slivka at (202)551-4651 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

CC: Paul Simmons (*via e-mail*)
       Ofsink, LLC